Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended
	March 31,
	2009	2008
Earnings:
Income from continuing operations before income taxes	$54,661	$66,473
Noncontrolling interest in loss of majority owned subsidiaries with fixed charges	(150)	—
Add fixed charges (from below)	33,468	36,064

	$87,979	$102,537

Fixed charges:
Interest expense:
Corporate	$30,772	$33,074
Amortization of deferred financing costs	898	995
Implicit interest in rental expense	1,798	1,995

Fixed charges	$33,468	$36,064

Ratio (earnings divided by fixed charges)	2.63	2.84